November 28, 2012

via edgar

Mr. Daniel F. Duchovny, Special Counsel

Mr. Edwin Kim, Attorney-Advisor

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Yucheng Technologies Limited Amendment No. 3 to Schedule 13E-3 Filed November 21, 2012 File No. 005-82213

Dear Messrs. Duchovny and Kim:

On behalf of Yucheng Technologies Limited, a company organized under the laws of the British Virgin Islands (“Yucheng” or the “Company”), we have set forth below a response to the oral comment of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) issued to the Company on November 19, 2012, as a supplement to the response letter and Amendment No. 3 to the Schedule 13E-3, File No. 005-82213 (the “Amendment No. 3”) filed on November 21, 2012. Please note that all references to page numbers in the response are references to the page numbers in Amendment No. 3.

We represent the independent committee of the board of directors of the Company. To the extent any response relates to information concerning any of Mr. Weidong Hong, Ms. Hong Wu, Ms. Yun Shi, Mr. Dong Wang, Mr. Steve Shiping Dai, Ms. Rebecca B. Le, Mr. Chun Zheng, Mr. Xun Yang, Ms. Weihua Hong, Mr. Lijing Ren, Ms. Yanmei Wang, Ms. Danhui Ma, Ms. Xinmin Yu, New Sihitech Limited, New Sihitech Acquisition Limited, Sihitech Company Limited, CSOF FinTech Limited, CEL FinTech Limited, China Special Opportunities Fund III, L.P., CSOF III GP Limited, Forebright Partners Limited, Windsor Venture Limited, China Everbright Limited, ROTH Capital Partners LLC (“Roth”) or Lazard Asia (Hong Kong) Limited (“Lazard”), such response is included in this letter based on information provided to the Company and us by such other entities or persons or their respective representatives.

Securities and Exchange Commission	- 2 -	November 28, 2012

Revised Proxy Statement

Financial Information, pages 80-81

In response to the Staff’s oral comment, additional disclosure (as underlined below) will be made on page 81 of the Amendment No. 3:

“Net Book Value per Share of Our Shares

The net book value per share as of December 31, 2011 was $5.46 (or $5.45 based on the weighted average number of outstanding shares during 2011), including $1.56 per share in goodwill. Since the per share merger consideration to be received by the holders of the shares (other than the holders of Excluded Shares) is $3.90, which is lower than the net book value per share, the goodwill may be impaired, partially or completely, depending on the goodwill impairment assessment to be performed by the Company’s management following the successful closing of the merger.”

Securities and Exchange Commission	-3 -	November 28, 2012

Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please contact me at (86) 10 5920-1090.

Very truly yours,

/s/ Ling Huang

Ling Huang, Esq.

:

cc:	Peter X. Huang, Esq.
Michael V. Gisser, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

30th Floor, China World Office 2

1 Jianguomenwai Avenue

Beijing 100004

People’s Republic of China

Andrew Hudders

Golenbock Eiseman Assor Bell & Peskoe

437 Madison Avenue - 40th Floor

New York, New York 10022